CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$1,330,000	$152.42

(1)            Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated February 7, 2012 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$1,330,000 Notes due February 11, 2015 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•      Senior unsecured obligations of Barclays Bank PLC maturing February 11, 2015†.

•      Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•      The Notes priced on February 7, 2012  (the “pricing date”) and are expected to issue on or about February 10, 2012  (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Contingent Minimum Return:	0.00%

Barrier Level:	808.23, which is 60% x initial level

Upside Leverage Factor:	1.52

Payment at Maturity:

If the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the sum of (a) the principal amount of your Notes and (b) the product of (i) 100% of your principal amount and (ii) the greater of (x) the contingent minimum return and (y) the index return multiplied by the upside leverage factor, calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 x the greater of (x) Contingent Minimum Return and (y) Index Return x Upside Leverage Factor]

If the closing level of the Index is below the barrier level on any day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment determined as follows:

•      If the index return is greater than zero, the payment at maturity will equal the sum of (a) the principal amount of your Notes and (b) the product of (i) 100% of your principal amount and (ii) the index return multiplied by the upside leverage factor, calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 x Index Return x Upside Leverage Factor]

•      If the index return is equal to or less than zero, the payment at maturity will equal the sum of (a) the principal amount of your Notes and (b) the product of (i) 100% of your principal amount and (ii) the index return, calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 x Index Return]

You may lose some or all of your principal if you invest in the Notes. If the closing level of the Index is below the barrier level on any day between the pricing date to the final valuation date, inclusive, your Notes will be fully exposed to any declines in the Index and you may lose some or all of your investment at maturity.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	1,347.05, the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Final Valuation Date:	February 6, 2015†

Maturity Date:	February 11, 2015†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KP54 / US06738KP543

†                      Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2%	98%
Total	$1,330,000	$26,600	$1,303,400

1                      The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 2%, is 98%.  The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below are based on the initial level of 1,347.05 and upside leverage factor of 1.52. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

		Barrier Level Was Not Breached[1]		Barrier Level Was Breached[2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
1751.17	30.00%	$1,456.00	45.60%	$1,456.00	45.60%
1616.46	20.00%	$1,304.00	30.40%	$1,304.00	30.40%
1549.11	15.00%	$1,228.00	22.80%	$1,228.00	22.80%
1481.76	10.00%	$1,152.00	15.20%	$1,152.00	15.20%
1414.40	5.00%	$1,076.00	7.60%	$1,076.00	7.60%
1380.73	2.50%	$1,038.00	3.80%	$1,038.00	3.80%
1347.05	0.00%	$1,000.00	000%	$1,000.00	0.00%
1279.70	-5.00%	$1,000.00	0.00%	$950.00	-5.00%
1212.35	-10.00%	$1,000.00	0.00%	$900.00	-10.00%
1077.64	-20.00%	$1,000.00	0.00%	$800.00	-20.00%
942.94	-30.00%	$1,000.00	0.00%	$700.00	-30.00%
808.23	-40.00%	$1,000.00	0.00%	$600.00	-40.00%
673.53	-50.00%	N/A	N/A	$500.00	-50.00%
538.82	-60.00%	N/A	N/A	$400.00	-60.00%
404.12	-70.00%	N/A	N/A	$300.00	-70.00%
269.41	-80.00%	N/A	N/A	$200.00	-80.00%
134.71	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

1  The barrier level will not be breached if the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive.

2  The barrier level will be breached if the closing level of the Index is below the barrier level on any day between the pricing date and the final valuation date, inclusive.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 1,347.05 to a final level of 1,481.76, resulting in an index return of 10.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 10.00% multiplied by the upside leverage factor is greater than the contingent minimum return, the investor receives a payment at maturity of $1,152.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return x Upside Leverage Factor]

$1,000 + [$1,000 x 10.00% x 1.52] = $1,152.00

The total return on the investment of the Notes is 15.20%.

Example 2: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 1,347.05 to a final level of 1,212.35, resulting in an index return of -10.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of -10.00% multiplied by the upside leverage factor is less than the contingent minimum return, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Contingent Minimum Return]

$1,000 + [$1,000 x 0.00%] = $1,000.00

The total return of the investment of the Notes is 0.00%.

Example 3: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 1,347.05 to a final level of 1,414.40, resulting in an index return of 5.00%.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the index return is greater than zero, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return x Upside Leverage Factor]

$1,000 + [$1,000 x 5.00% x 1.52] = $1,076.00

The total return on the investment of the Notes is 7.60%.

Example 4: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 1,347.05 to a final level of 1,212.35, resulting in an index return of -10.00%.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the index return is equal to or less than zero, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -10.00%] = $900.00

The total return on the investment of the Notes is -10.00%.

Example 5: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 1,347.05 to a final level of 673.53, resulting in an index return of -50.00%.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the index return is equal to or less than zero, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -50.00%] = $500.00

The total return on the investment of the Notes is -50.00%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” with respect to the reference asset; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the index return but only to the extent that the closing level of the Index never falls below the barrier level between the pricing date and the final valuation date, inclusive.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

•                  Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices— S&P 500® Index” in the index supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative.  If the closing level of the Index declines below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    the expected volatility of the Index;

o    the time to maturity of the Notes;

o    the dividend rate on the common stocks underlying the Index;

o    interest rates in the market generally;

o    a variety of economic, financial, political, regulatory or judicial events;

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 2, 2002 through February 7, 2012. The closing level of the Index on February 7, 2012 was 1,347.05.

We obtained the closing levels of the Index below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day between the pricing date and the final valuation date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $20.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.